BREWTEX LLC DBA LAZY TREE RANCH

Unaudited Financial Statements For The Year Ended December 31, 2016

February 17, 2017



Independent Accountant's Review Report

To Management
BrewTex, LLC
Bertram, TX

I have reviewed the accompanying balance sheet of Company, Inc. as of December 31, 2016, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial state- ments that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 17, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BREWTEX LLC
BALANCE SHEET
DECEMBER 31, 2016

_____

ASSETS

CURRENT ASSETS

Cash	$	2,939
TOTAL CURRENT ASSETS		2,939

NON-CURRENT ASSETS

Property, Plant, and Equipment, Net		280,000
TOTAL NON-CURRENT ASSETS		280,000
TOTAL ASSETS	$	282,939

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Current Portion of Loans Outstanding	2,855
TOTAL CURRENT LIABILITIES	2,855

NON-CURRENT LIABILITIES

Loans Outstanding	206,133
TOTAL LIABILITIES	208,988

MEMBERS' EQUITY

Contributed Capital	165,000
Retained Earnings (Deficit)	(91,049)
TOTAL MEMBERS' EQUITY	73,951

TOTAL LIABILITIES AND MEMBERS' EQUITY	$	282,939

BREWTEX LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Operating Expense

Facility Acquisition Costs	56,004
General and Administrative	28,697
Repairs and Maintenance	4,571
	89,272

Net Income from Operations (89,272)

Other Income (Expense)

Interest Expense	(1,777)

Net Income Before Provision for Income Tax (91,049)

Provision for Income Taxes at 15% Rate -

Net Income $ (91,049)

BREWTEX LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(91,049)
Net Cash Flows From Operating Activities		(91,049)
Cash Flows From Investing Activities		
Purchase of Property		(280,000)
Net Cash Flows From Investing Activities		(280,000)
Cash Flows From Financing Activities		
Change in Contributed Capital		165,000
Change in Loans Outstanding		208,988
Net Cash Flows From Investing Activities		373,988
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		2,939
Cash at End of Period	$	2,939

BREWTEX LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Brewtex LLC DBA Lazy Tree Ranch ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company is developing and will operate a craft beer focused special event venue north of Austin, Texas.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, virtual currency balances, and highly liquid investments with maturities of three months or less when purchased. Virtual currencies include Bitcoin and other like assets of the class described by the US Internal Revenue Service as such.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States, but is not a taxpaying entity. All items of income and expense reported by the Company are allocated to the members of the Company and reported on their individual income tax returns. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Franchise Tax in the State of Texas, but had no tax due for the year. The Company's 2016 Franchise Tax filing for the State of Texas will be subject to inspection until 2021.

Loans Outstanding

In 2016, the Company borrowed money for the purpose of acquiring property on which to build brewery and events venue. The loan is secured by the property. The loan is a thirty year mortgage at 5.5% with payments due monthly. Interest expense on the mortgage amounted to $1,777 for the year ended December 31, 2016.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 17, 2017, the date that the financial statements were available to be issued.